EXHIBIT 99.1

MAG Silver Reports Third Quarter Financial Results

VANCOUVER, British Columbia, Nov. 13, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2020. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and nine months ended September 30, 2020, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – SEPTEMBER 30, 2020 & EVENTS SUBSEQUENT TO THE QUARTER END

  Juanicipio operator, Fresnillo, has implemented a range of safety measures and monitoring procedures, consistent with the World Health Organization’s and Mexican Government’s direction, in response to COVID-19, with the overall expected project development timetable unchanged.
    Juanicipio plant expected to commence commissioning in mid-2021 and reach 85% of its 4,000 tonnes per day (“tpd”) nameplate capacity by year end 2021.

  Construction of the 4,000 tpd Juanicipio plant continues to advance, with the plant foundations completed and curing, and the prefabricated steel elements now ready for installation.

  Underground development at Juanicipio is now at 32 km (20 miles) with preparation of the first production stope concluded during the third quarter of 2020.

  Initial mine production commenced in early August 2020 with processing of development material on commercial terms through the nearby Fresnillo plant, and is expected to continue at a rate of approximately 16,000 tonnes per month until the Juanicipio plant is commissioned. During the quarter ended September 30, 2020, on a 100% basis:
    42,476 tonnes of mineralized material were processed through Fresnillo’s mill, with 394 thousand silver ounces, 610 gold ounces, 138 tonnes of lead and 174 tonnes of zinc produced and sold in the quarter.
    Subsequent to the quarter end, a further15,400 tonnes were processed in October 2020.

  Provisional sales of $9,525 on a 100% basis less $1,530 in related costs, netting $7,995 that was credited against project capital in accordance with MAG’s pre-commercial production accounting policy.

  Estimated initial capital of $440,000 (on a 100% basis) as of January 1, 2018, will be reduced by:
    Development expenditures incurred since then to September 30, 2020 of approximately $197,427 (the Company therefore estimates approximately $242,573 of remaining initial capital on a 100% basis as at September 30, 2020);
    Existing cash held in Minera Juanicipio as at September 30, 2020 ($14,417); and,
    Expected cashflow generated from material being processed through the Fresnillo plant up until the Juanicipio plant is commissioned in mid-2021 (a net of $7,995 was generated in the third quarter of 2020).

  After the temporary COVID-19 restrictions established by the Mexican Government in the previous quarter were lifted, drilling resumed in the current quarter and the full Juanicipio 2020 exploration program is expected to be completed as planned in 2020.

  On June 29, 2020, the Company established an at-the-market equity program (the “ATM Program”) and in the quarter ended September 30, 2020 the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share, for gross and net proceeds of $50,000 and $48,625 respectively.

  MAG held cash and cash equivalents as at September 30, 2020 of $136,045 while Minera Juanicipio had cash on hand on a 100% basis of $14,417 as at September 30, 2020.

  Subsequent to September 30, 2020, the Company advanced $40,524 to Minera Juanicipio representing its 44% share of a $92,100 cash call to fund process plant construction and further underground development on the Juanicipio property.

  Deer Trail Project in Utah was announced during the quarter, a silver-rich Carbonate Replacement Deposit (“CRD”) target, with drilling having commenced in November, 2020.

“We are very pleased with the progress at Juanicipio. The metallurgical response of the mineralization is correlating well with our expectations. We will start optimizing flotation parameters over the next two quarters, which will significantly de-risk the Juanicipio plant start-up,” said George Paspalas, President and CEO. “Whilst the early cash flow at Juanicipio is a welcome boost, we remain eager explorers at both the Juanicipio JV and Deer Trail.”

JUANICIPIO PROJECT UPDATE

Under the terms of an Engineering, Procurement, Construction and Management agreement, Fresnillo and its affiliates are overseeing the construction of the 4,000 tpd process plant and associated surface and underground infrastructure. In the previous quarter, surface construction progress at Juanicipio was limited due to temporary COVID-19 restrictions imposed by the Mexican Government in response to the virus outbreak. Construction ramped up again starting June 1, 2020 and into the quarter ended September 30, 2020, and according to Fresnillo, the overall development timetable currently remains unchanged with the Juanicipio processing plant expected to be commissioned in mid-2021.

In the nine months ended September 30, 2020, further development progress was made on construction of the flotation plant and other infrastructure. The mill foundations are completed and curing. Underground development to date at Juanicipio is now at 32 km (20 miles) with access to the upper portion of the resource now achieved. Initial development indicates that the grade and width of the vein are in line with previous drilling-derived estimates, and preparation of the first production stope was concluded during the three months ended September 30, 2020. A photo gallery of current development progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

Initial production from the mine commenced during the third quarter ahead of schedule, with 42,476 tonnes of development material successfully processed through the Fresnillo plant in August (21,126 tonnes) and September (21,350 tonnes) of 2020. The Joint Venture produced and sold 394 thousand silver ounces, 610 gold ounces, 138 tonnes of lead and 174 tonnes of zinc in the third quarter. Provisional sales (net of treatment charges) of $9,525 less $1,530 in related mining and transportation costs, netting $7,995 on a 100% basis, was credited against Juanicipio capitalized costs in accordance with the Company’s pre-commercial production accounting policy. The provisional sales and treatment charges will be adjusted in the fourth quarter based on final assay and pricing adjustments in accordance with the offtake contracts.

By bringing forward the start-up of the mine and by processing mineralized material early, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

  generating cash-flow from production to offset some of the cash requirements of the initial project capital (provisional net $7,995 was generated on a 100% basis in the third quarter of 2020);
  de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
  increased certainty around the geological block model prior to start-up of the processing plant; and, allowing a quicker and more certain ramp-up to the nameplate 4,000 tonnes per day plant design.

Mineralized material from the mine is expected to be processed on commercial terms at a rate of 16,000 tonnes per month at the Fresnillo plant facility (100% owned by Fresnillo) until the Juanicipio plant is commissioned in mid-2021. Subsequent to the quarter end, another 15,400 tonnes of material were processed in October 2020.

The initial capital expenditure requirements for the Juanicipio Project, as revised and announced by the joint venture shareholders on February 24, 2020 (see Press Release as of the same date) is estimated as of January 1, 2018 to be $440,000 (100% basis). This initial capital expenditure estimate does not take into account the capital expenditures incurred since January 1, 2018 which total approximately $197,427 to September 30, 2020. MAG therefore estimates the remaining initial capital expenditures on a 100% basis for the Juanicipio Project to be approximately $242,573 (MAG’s 44% share being $106,732 as at September 30, 2020) This funding balance will be reduced by both existing cash held in Minera Juanicipio as at September 30, 2020 ($14,417 on a 100% basis), and by expected cash flows generated from mineralized material sold and processed through the Fresnillo processing plant at the rate of approximately 16,000 tonnes per month.

On the exploration front, most of the Juanicipio property remains unexplored with many untested exploration targets still to be pursued by the joint venture partners. After a temporary halt in exploration activity in the prior quarter due to COVID-19 restrictions, drilling on the property resumed in the third quarter with five rigs currently on site. Drilling is presently focused on continued step-out and infill drilling of the Valdecañas Deep Zone. Holes are also being directed at the Anticipada Vein and NE-trending Venadas Vein family targeting them independently from the Valdecañas Vein. Despite the temporary COVID-19 restrictions noted above, the full Juanicipio 2020 drilling program is expected to be completed as planned in 2020.

DEER TRAIL PROJECT

During the quarter, MAG announced its Deer Trail earn-in project in Utah, a silver-rich CRD target. With drill roads completed and drill pads fully permitted, a 6,500-metre Phase I surface drilling program commenced subsequent to the quarter end in November 2020.

THE ATM PROGRAM

On September 8, 2020, the Company completed a $50,000 at-the-market equity program (“the ATM Program”) which was established on June 29, 2020. From June 30, 2020 to September 8, 2020, the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share for gross proceeds of $50,000. There is no remaining availability under the ATM Program.

FINANCIAL RESULTS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

As at September 30, 2020, MAG had working capital of $137,814 (September 30, 2019: $94,895) including cash and cash equivalents of $136,045 (September 30, 2019: $94,599) and no long-term debt. As well, as at September 30, 2020 Minera Juanicipio had cash of $14,417 (MAG’s attributable 44% share $6,343).

The Company’s net loss for the three and nine months ended September 30, 2020 amounted to $3,607 and $17,208 respectively or $(0.04)/share and $(0.19)/share respectively (September 30, 2019: $2,005 and $3,408 or $(0.02)/share and $(0.04)/share, respectively).

The Company recorded a deferred income tax benefit of $1,229 for the three months ended September 30, 2020 and a deferred income tax expense of $4,949 for the nine months ended September 30, 2020 (September 30, 2019: $595 and $27 deferred income tax expense, respectively). The deferred expense for the nine months ended September 30, 2020 was driven primarily by the non-cash devaluation of certain tax assets denominated in Mexican Pesos, as the Mexican Peso devalued significantly against the US dollar in the first six months of the year (from 18.87 Pesos/US$ on December 31, 2019 to 22.36 on September 30, 2020).

Share-based payment expense (a non-cash item) recorded in the three and nine months ended September 30, 2020 amounted to $554 and $2,262 respectively (September 30, 2019: $507 and $2,015 respectively) and is determined based on the fair value of equity incentives granted and vesting in the period.

The Company recorded a 44% equity loss pick-up of $3,392 and $6,890 respectively in the three and nine months ended September 30, 2020 from Minera Juanicipio (September 30, 2019: $266 equity loss pick-up and $496 equity income pick-up respectively). The equity loss pick-up from Minera Juanicipio relates to the Company’s 44% share of a foreign exchange loss and a deferred income tax expense, which was partially offset by interest income earned within Minera Juanicipio.

Qualified Person:

All scientific or technical information in this press release, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%) being developed in a joint venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp. The Juanicipio Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo, the project operator. As well, an exploration program is in place at Juanicipio on multiple highly prospective targets.

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: Toll Free:	(604) 630-1399 (866) 630-1399	Website: Email:	www.magsilver.com info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov

LEI: 254900LGL904N7F3EL14